Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Pluristem Therapeutics Inc. for the registration of Common Stock and Warrants to purchase Common Stock and to the incorporation by reference therein of our report dated August 29, 2007, with respect to the consolidated financial statements of Pluristem Therapeutics Inc., as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 1(c) to the consolidated financial statements) included in its Annual Report (Form 10-KSB) for the year ended June 30, 2007, filed with the Securities and Exchange Commission.

Haifa, Israel	Kost Forer Gabbay & Kasierer
June 18, 2008	A Member of Ernst & Young Global